Filed pursuant to Rule 424(b)(1)

Registration No. 333-149116

PROSPECTUS

17,417,434 Shares of Common Stock

We have prepared this prospectus to allow certain stockholders or their pledgees, donees, transferees, or other successors in interest, to sell, from time to time, up to 8,708,717 shares of our common stock, which they have acquired in a private placement in the United States (the “Placement”), and up to 8,708,717 shares of our common stock issuable upon the exercise of warrants which are held by certain stockholders named in this prospectus. Any such stockholders are referred to herein as “selling stockholders.” We would not receive any proceeds from any such sale of these shares.

You should read this prospectus carefully before you invest in our securities. You should read this prospectus together with additional information described under the heading “Where You Can Find More Information” before you make your investment decision.

Our common stock is traded on The NASDAQ Global Market under the symbol “AGEN.” On February 7, 2008 the reported closing price per share of our common stock was $2.26.

Investing in our securities involves a high degree of risk. See “ Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS FEBRUARY 15, 2008.

You should read this prospectus, including all documents incorporated herein by reference, together with additional information described under “Where You Can Find More Information.”

You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find More Information.”

All references in this prospectus to “Antigenics,” the “Company,” “we,” “us,” or “our” mean Antigenics Inc., unless we state otherwise or the context otherwise requires.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the time of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

PROSPECTUS SUMMARY

The following is a summary of selected information contained elsewhere or incorporated by reference in this prospectus. It does not contain all of the information that you should consider before buying our securities. You should read this entire prospectus carefully, especially the section entitled “Risk Factors” and the consolidated financial statements and the notes to the consolidated financial statements incorporated by reference.

The Company

Our Business

We are a biotechnology company developing technologies and product candidates to treat cancers and infectious diseases, primarily based on immunological approaches. Our most advanced product candidate is Oncophage® (vitespen), a patient specific therapeutic cancer vaccine candidate that has been tested in Phase 3 clinical trials for the treatment of renal cell carcinoma, the most common type of kidney cancer, and for metastatic melanoma. Oncophage has also been tested in Phase 2 and Phase 1 clinical trials in a range of indications and is currently in a Phase 2 clinical trial in recurrent glioma, or brain cancer. Our product candidate portfolio also includes (1) QS-21 Stimulon® adjuvant, or QS-21, which is used in numerous vaccines under development for a variety of diseases, including hepatitis, human immunodeficiency virus (“HIV”), influenza, cancer, Alzheimer’s disease, malaria, and tuberculosis; (2) AG-707, a therapeutic vaccine program in a Phase 1 clinical trial for the treatment of genital herpes; and (3) Aroplatin™, a liposomal chemotherapeutic in a Phase 1 clinical trial for the treatment of solid tumors and B-cell lymphomas. Our related business activities include research and development, regulatory and clinical affairs, clinical manufacturing, business development, marketing, and administrative functions that support these activities.

Risk Factors

Our business is subject to substantial risk. Please carefully consider the “Risk Factors” section and other information in this prospectus for a discussion of risks. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. Additional risks and uncertainties not presently known to us or that we deem currently immaterial may also impair our business operations. You should be able to bear a complete loss of your investment.

Corporate Information

Our principal executive office is located at 162 Fifth Avenue, Suite 900, New York, New York 10010, and our telephone number is (212) 994-8200. Our website address is www.antigenics.com. Information contained on our website is not a part of this prospectus.

RISK FACTORS

The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business operations. If any of these risks were to occur, our business, financial condition, or results of operations would likely suffer. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to our Business

If we incur operating losses for longer than we expect, or we are not able to raise additional capital, we may become insolvent and be unable to continue our operations.

From our inception through September 30, 2007, we have generated net losses totaling $491.2 million. Our net losses for the nine months ended September 30, 2007 and for the year ended December 31, 2006 were $29.3 million and $51.9 million, respectively. We expect to incur significant losses over the next several years as we continue our clinical trials, apply for regulatory approvals, continue development of our technologies, and pursue commercialization efforts and related activities. Furthermore, our ability to generate cash from operations is dependent on if and when we will be able to enter into strategic licensing and partnering relationships and/or commercialize our product candidates. If we incur operating losses for longer than we expect, and/or we are unable to raise additional capital, we may become insolvent and be unable to continue our operations.

If we fail to obtain the capital necessary to fund our operations, we will be unable to advance our development and commercialization programs and complete our clinical trials.

On September 30, 2007, we had $24.9 million in cash, cash equivalents, and short-term investments. In January of 2008, we completed a private placement that included 8,708,717 shares of common stock and warrants to acquire up to 8,708,717 shares of common stock. We raised net proceeds from the private placement of approximately $26 million. We believe that, based on our current plans and activities, our working capital resources, along with the estimated proceeds from our license, supply, and collaborative agreements, will be sufficient to satisfy our liquidity requirements into 2009. However, we plan to attempt to raise additional funds prior to that time. For the nine months ended September 30, 2007, our average monthly cash used in operating activities was $2.3 million. Capital expenditures for the year ended December 31, 2007 were insignificant, and we do not anticipate significant capital expenditures during 2008. Since our inception, we have financed our operations principally by sales of equity and convertible debt instruments. In order to finance future operations, we will be required to raise additional funds in the capital markets, through arrangements with collaborative partners, or from other sources. Additional financing, however, may not be available on favorable terms or at all. If we are unable to raise additional funds when we need them, we will be required to delay, reduce, or eliminate some or all of our development and commercialization programs and some or all of our clinical trials, including the development and commercialization programs and clinical trials supporting our most advanced product candidate, Oncophage. We also may be forced to license technologies to others under agreements that allocate to third-parties substantial portions of the potential value of these technologies.

We have significant long-term debt, and we may not be able to make interest or principal payments when due.

As of September 30, 2007, our total long-term debt, excluding the current portion, was $76.3 million. Our 5.25% convertible senior notes due 2025 do not restrict our ability or the ability of our subsidiaries to incur additional indebtedness, including debt that effectively ranks senior to the notes. On each of February 1, 2012, February 1, 2015 and February 1, 2020, holders may require us to purchase their notes for cash equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest. Holders may also require us to repurchase their notes upon a fundamental change, as defined, at a repurchase price, in cash, equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest, and in some cases, an additional “make-whole” premium.

Our 8% senior secured convertible notes (the “2006 Notes”) mature on August 30, 2011, at which point we may elect to repay the outstanding balance in cash or in common stock, subject to certain limitations. In no event will any of the noteholders be obligated to accept equity that would result in them owning in excess of 9.99% of our outstanding common stock at any given time in connection with any conversion, redemption, or repayment of these notes. The note agreements include material restrictions on our incurrence of debt and liens while these notes are outstanding, as well as other customary covenants.

Our ability to satisfy our obligations will depend upon our future performance, which is subject to many factors, including the factors identified in this “Risk Factors” section and other factors beyond our control. If we are not able to generate sufficient cash flow from operations in the future to service our indebtedness, we may be required, among other things:

•	to seek additional financing in the debt or equity markets;

•	to refinance or restructure all or a portion of our indebtedness;

•	to sell, out-license, or otherwise dispose of assets; and/or

•	to reduce or delay planned expenditures on research and development and/or commercialization activities.

Such measures might not be sufficient to enable us to make principal and interest payments. In addition, any such financing, refinancing, or sale of assets might not be available on economically favorable terms.

To date, we have had negative cash flows from operations. For the nine months ended September 30, 2007 and for the year ended December 31, 2006, net cash used in operating activities was $20.5 million and $44.9 million, respectively. Excluding our 2006 Notes, which mature in 2011 and for which we may elect to pay the interest in cash or additional notes, at our option, and for which the outstanding balance at maturity may be paid in cash or in common stock, subject to certain limitations, and assuming no additional interest-bearing debt is incurred and none of our notes are converted, redeemed, repurchased, or exchanged, our interest payments will be $2.6 million annually during 2008 and thereafter until maturity.

Because we expect additional Phase 3 clinical trials of Oncophage will be required prior to submitting a biologics license application (“BLA”) for any indication, we likely will not commercialize Oncophage in the U.S. for several years, if ever.

The U.S. Food and Drug Administration (the “FDA”) has indicated that our Phase 3 clinical trials on Oncophage cannot, by themselves, support BLA filings in the studies’ indications (renal cell carcinoma and metastatic melanoma). Any additional studies may take years to complete and may fail to support BLA filings for many reasons, including failure of the trials to demonstrate that Oncophage is safe and effective in the studies’ indications, failure to conduct the studies in compliance with the clinical trial protocols, or the FDA’s views at the time.

Several factors could delay or prevent the approval or successful commercialization of Oncophage in Russia or other jurisdictions we are currently exploring.

On June 25, 2007, the Company completed the submission of an application for marketing authorization with the Russian Ministry of Public Health (the “Ministry”), for the use of Oncophage in the treatment of kidney cancer patients at intermediate risk for disease recurrence. This was our first submission for product approval with a regulatory authority, and we may fail to obtain this approval. For example, our Phase 3 study in renal cell carcinoma may not be sufficient to support product approval in Russia or any other jurisdiction. Even if product approval is obtained in Russia, we will need to obtain export clearance from the FDA before we could export product from the U.S. for patient administration in Russia. If this clearance is not obtained, it is possible that the only remedy will be for us to manufacture product outside the U.S., and this would require additional time and resources. This could substantially delay our timelines for product launch, and, if we are unable to secure adequate financing to support this effort, we may not be able to make product available. In addition, if we are unable to secure successful local distribution arrangements and adequate reimbursement mechanisms, our commercialization efforts could be adversely affected. We are also exploring potential opportunities to seek product approval in other jurisdictions. However, the probability and timing of commercial launch in any jurisdiction or indication for this product candidate is uncertain.

Analysis of subgroups in clinical trials is generally hypothesis-generating, supportive of future clinical trials, and not generally supportive, alone, of registration or approval of a product.

The signals and trends observed in the Phase 3 renal cell carcinoma and melanoma trials of Oncophage are based on data analysis of subgroups of patients that were not pre-specified in these studies. While the subgroup data might be suggestive of treatment effect, the results cannot be expected, alone, to support registration or approval of Oncophage. While the data provide important evidence that is useful for physicians in designing and conducting future clinical trials, additional evidence may be required to recruit physicians for future clinical research.

Regulatory authorities would typically require separate regulatory approvals for each of our product candidates for each type of disease indication before we could market and sell them in the United States or internationally.

We and our collaborators generally cannot sell any drug or vaccine until we receive regulatory approval from governmental authorities in the United States and/or from similar agencies in other jurisdictions. Oncophage and any other drug candidate could take a significantly longer time to gain regulatory approval than we expect, or may never gain approval, or may gain approval for only limited indications.

The drug development and approval process is uncertain, time-consuming, and expensive.

The process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive, and uncertain. It also can vary substantially based on the type, complexity, and novelty of the product. We must provide regulatory authorities with preclinical and clinical data demonstrating that our product candidates are safe and effective before they can be approved for commercial sale. Clinical development, including preclinical testing, is also a long, expensive, and uncertain process. It may take us several years to complete our testing, and failure can occur at any stage of testing. Interim results of preclinical studies or clinical trials do not necessarily predict their final results, and acceptable results in early studies might not be seen in later studies. Any preclinical or clinical test may fail to produce results satisfactory to regulatory authorities. Preclinical and clinical data can be interpreted in different ways, which could delay, limit, or prevent regulatory approval. Negative or inconclusive results from a preclinical study or clinical trial, adverse medical events during a clinical trial, or safety issues resulting from products of the same class of drug could require a preclinical study or clinical trial to be repeated or cause a program to be terminated, even if other studies or trials relating to the program are successful.

Oncophage is a novel therapeutic cancer vaccine that is patient-specific, meaning it is derived from the patient’s own tumor. To date, the FDA has not approved any therapeutic cancer vaccines for commercial sale, and foreign regulatory agencies have approved only a limited number. Both the FDA and foreign regulatory agencies, including the European Medicines Agency, which is responsible for product approvals in Europe, and Health Canada, which is responsible for product approvals in Canada, have relatively little experience in reviewing patient-specific oncology therapies. The partial clinical hold that the FDA had placed, and subsequently lifted, on our Phase 3 Oncophage clinical trials primarily related to product characterization issues. Oncophage may experience a long regulatory review process and high development costs, either of which could delay or prevent our commercialization efforts. We have also initiated communications with regulatory health authorities in other jurisdictions to discuss requirements for the approval of Oncophage in renal cell carcinoma. As of September 30, 2007, we have spent approximately 13 years and $237.3 million on our research and development program in heat shock proteins for cancer.

To obtain regulatory approvals, we must, among other requirements, complete carefully controlled and well designed preclinical studies and clinical trials demonstrating that a particular product candidate is safe and effective for the applicable disease. Several biotechnology companies have failed to obtain regulatory approvals because regulatory agencies were not satisfied with the structure or conduct of the preclinical studies and clinical trials, or the ability to collect data or interpret the data from the trials. In addition, data from clinical trials are subject to varying interpretations and the data may not demonstrate the desired safety and efficacy. Similar problems could delay or prevent us from obtaining approvals.

We may not complete our planned preclinical studies or clinical trials on schedule or at all. We may not be able to confirm the safety and efficacy of our potential drugs in long-term clinical trials, which may result in a delay or failure to commercialize our product candidates. The timing and success of a clinical trial is dependent on enrolling sufficient patients in a timely manner, avoiding serious or significant adverse patient reactions, and demonstrating efficacy of the product candidate in order to support a favorable risk versus benefit profile, among other considerations. Because we rely on third-party clinical investigators and contract research organizations to conduct our clinical trials, we may encounter delays outside our control, particularly if our relationships with any third-party clinical investigators or contract research organizations are adversarial. The timing and success of our clinical trials, in particular, are also dependent on clinical sites and regulatory authorities accepting each trial’s protocol, statistical analysis plan, product characterization tests, and clinical data. If we are unable to satisfy clinical sites or regulatory authorities with such matters, including the specific matters noted above, or our clinical trials yield inconclusive or negative results, we will be required to modify or expand the scope of our clinical studies or conduct additional studies to support marketing approvals. In addition, regulatory authorities may request additional information or data that is not readily available. Delays in our ability to respond to such requests would delay, and failure to adequately address all concerns would prevent, our commercialization efforts.

Also, we, or regulatory authorities, might further delay or halt our clinical trials for various reasons, including but not limited to:

•	we may fail to comply with extensive regulations;

•	a product candidate may not appear to be more effective than current therapies;

•	a product candidate may have unforeseen, undesirable, or significant adverse side effects, toxicities, or other characteristics;

•	we may fail to prospectively identify the most appropriate patient populations and/or statistical analyses for inclusion in our clinical trials;

•	the time required to determine whether a product candidate is effective may be longer than expected;

•	we may be unable to adequately follow or evaluate patients after treatment with a product candidate;

•	patients may die during a clinical trial because their disease is too advanced or because they experience medical problems that may not be related to the product candidate;

•	sufficient numbers of patients may not meet our eligibility criteria and/or enroll in our clinical trials and may withdraw from our clinical trials after they have enrolled; or

•	we may be unable to produce sufficient quantities of a product candidate to complete the trial.

Furthermore, regulatory authorities, including the FDA, may have varying interpretations of our preclinical study and clinical trial data, which could delay, limit, or prevent regulatory approval or clearance. Any delays or difficulties in obtaining regulatory approvals or clearances for our product candidates may:

•	adversely affect the marketing of any products we or our collaborators develop;

•	impose significant additional costs on us or our collaborators;

•	diminish any competitive advantages that we or our collaborators may attain;

•	limit our ability to receive royalties and generate revenue and profits; and

•	adversely affect our business prospects and ability to obtain financing.

If we are delayed in these activities or do not receive regulatory approval for our product candidates in a timely manner, we will have to incur additional development expense, and subject to securing additional financing, we will not be able to commercialize them in the timeframe anticipated, and therefore our business will suffer.

Even if we do receive regulatory approval for our product candidates, the FDA or international regulatory authorities will generally impose limitations on the indicated uses for which our products may be marketed, or subsequently withdraw approval, or may take other actions against us or our products adverse to our business.

The FDA and international regulatory authorities generally approve products for particular indications. If an approval is for a limited indication, this limitation reduces the size of the potential market for that product. Product approvals, once granted, may be withdrawn if problems occur after initial marketing. Failure to comply with applicable FDA and other regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications, and/or criminal prosecution.

Federal regulatory reforms may create additional burdens that would cause us to incur additional costs and may adversely affect our ability to commercialize our products.

From time to time, legislation is drafted, introduced, and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing, and marketing of products regulated by the FDA. For example, on September 27, 2007, the Food and Drug Administration Amendments Act of 2007 (the “FDAAA”) was enacted, giving the FDA enhanced post-market authority, including the authority to require post-market studies and clinical trials, labeling changes based on new safety information, and compliance with risk evaluation and mitigation strategies approved by the FDA. The FDA’s post-market authority takes effect 180 days after the enactment of the law. Failure to comply with any requirements under the FDAAA may result in significant penalties. The FDAAA also authorizes significant civil money penalties for the dissemination of false or misleading direct-to-consumer advertisements and allows the FDA to require companies to submit direct-to-consumer television drug advertisements for FDA review prior to public dissemination. Additionally, the new law expands the clinical trial registry so that sponsors of all clinical trials, except for Phase I trials, are required to submit certain clinical trial information for inclusion in the clinical trial registry data bank. The FDA’s exercise of its new authority could result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, increased costs to assure compliance with new post-approval regulatory requirements, and potential restrictions on the sale of approved products. In addition to the FDAAA, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative changes will be enacted, or whether FDA regulations, guidance, or interpretations will change, and what the impact of such changes, if any, may be.

Challenges in identifying sufficient numbers of patients that meet our eligibility criteria, enrolling patients in our studies, or retaining patients in our studies after they have enrolled will slow or prevent completion of clinical trials.

We have encountered in the past, and may encounter in the future, delays in initiating trial sites and in enrolling patients into our clinical trials. Future enrollment delays will postpone the dates by which we expect to complete the impacted trials and the potential receipt of regulatory approvals. If we fail to enroll a sufficient number of patients in clinical trials, the trials may fail to demonstrate the efficacy of a product candidate at a statistically significant level. Enrollment difficulties may arise due to many factors, including the nature of our product candidates, the identification of patients meeting the inclusion criteria, the speed of clinical trial site review of our protocols and their success in enrollment, delay in contract negotiations with clinical trial sites, increased industry demand for trial patients, the advanced disease state of the patients, or a high dropout rate, among others. Patients may also die during a clinical trial if their disease is advanced or because they experience problems unrelated to the product candidate.

If new data from our research and development activities continues to modify our strategy, then we expect to continually adjust our projections of timelines and costs of programs; this uncertainty may depress the market price of our stock and increase our expenses.

Because we are focused on novel technologies, our research and development activities, including our preclinical studies and clinical trials, involve the ongoing discovery of new facts and the generation of new data, based on which we determine next steps for a relevant program. These developments are sometimes a daily occurrence and constitute the basis on which our business is conducted. We need to make determinations on an ongoing basis as to which of these facts or data will influence timelines and costs of programs. We may not always be able to make such judgments accurately, which may increase the costs we incur attempting to commercialize our product candidates. These issues are pronounced in our efforts to commercialize Oncophage, which represents an unprecedented approach to the treatment of cancer.

We may need to successfully address a number of technological challenges in order to complete development of our product candidates. Moreover, these product candidates may not be effective in treating any disease or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use.

Failure to enter into significant collaboration agreements may hinder our efforts to develop and commercialize our product candidates and will increase our need to rely on other financing mechanisms, such as sales of securities to fund our operations.

We have been engaged in efforts to enter into collaborative agreements with one or more pharmaceutical or larger biotechnology companies to assist us with development and/or commercialization of our product candidates.

While we have been pursuing these business development efforts for several years, we have not negotiated an agreement relating to the potential development or commercialization of Oncophage. Due to the announcement in March 2006 that part I of our Phase 3 trial in renal cell carcinoma did not achieve its primary endpoint, and because companies may be skeptical regarding the potential success of a patient-specific product candidate, many companies may be unwilling to commit to an agreement prior to receipt of additional clinical data, if at all. In the absence of such data, potential collaborative partners may demand economic terms that are unfavorable to us, or may be unwilling to collaborate with us at all. Even if Oncophage generates favorable clinical data over the next several years, we may not be able to negotiate a collaborative transaction at all, or negotiate one that provides us with favorable economic terms.

We plan on pursuing business development efforts to partner each of Aroplatin and AG-707. These products are at an early stage, and collaborative partners or licensees may defer discussions until results from early clinical trials become available, or they may not engage in such discussions at all.

We may not be able to negotiate agreements with economic terms similar to those negotiated by other companies. We may not, for example, obtain significant up-front payments or substantial royalty rates. If we fail to enter into such collaboration agreements, our efforts to develop and/or commercialize Oncophage, Aroplatin, or AG-707 may be undermined. In addition, if we do not raise funds through collaboration agreements, we will need to rely on other financing mechanisms, such as sales of securities, to fund our operations. Sales of certain securities may substantially dilute the ownership of existing stockholders.

Because we rely on collaborators and licensees for the development and commercialization of some of our product candidate programs, these programs may not prove successful, and/or we may not receive significant payments from such parties, due to unsuccessful results or abandonment of these programs, failure to enter into future collaborations or license agreements, or the inability to manufacture product supply requirements for our collaborators and licensees.

Part of our strategy is to develop and commercialize some of our product candidates by continuing our existing arrangements with academic and corporate collaborators and licensees and by entering into new collaborations. Our success depends on our ability to negotiate such agreements and on the success of the other parties in performing research, preclinical and clinical testing, completing regulatory applications, and successfully commercializing product candidates. For example, the development of Oncophage for the treatment of glioma is currently dependent in part on the efforts of our institutional collaborators, such as the Brain Tumor Research

Center at the University of California, San Francisco (UCSF), which has recently initiated a Phase 2 clinical trial of Oncophage for the treatment of recurrent glioma. In addition, several product candidates containing QS-21 depend on the success of our collaborative partners or licensees, and the Company’s relationships with these third parties. Such product candidates depend on our collaborators and licensees successfully enrolling patients and completing clinical trials and being committed to dedicating the resources to advance these product candidates, our maintaining or entering into a successful contract manufacturing relationship to meet collaborative partner or licensee demand, and our collaborative partners or licensees obtaining regulatory approvals and successfully commercializing product candidates.

These development activities frequently fail to produce marketable products. For example, in August 2006, Pharmexa A/S announced a decision to cease dosing patients in their Phase 2 clinical trial of their HER-2 Protein AutoVac™ breast cancer vaccine containing our QS-21 adjuvant, after it was determined that the trial was unlikely to meet its primary endpoint. Several of our agreements also require us to transfer important rights and regulatory compliance responsibilities to our collaborators and licensees. As a result of collaborative agreements, we will not control the nature, timing, or cost of bringing these product candidates to market. Our collaborators and licensees could choose not to devote resources to these arrangements or, under certain circumstances, may terminate these arrangements early. They may cease pursuing product candidates or elect to collaborate with different companies. In addition, these collaborators and licensees, outside of their arrangements with us, may develop technologies or products that are competitive with those that we are developing. From time to time, we may also become involved in disputes with our collaborators. Such disputes could result in the incurrence of significant expense. As a result of these factors, our strategic collaborations may not yield revenue. Furthermore, we may be unable to enter into new collaborations or enter into new collaborations on favorable terms. Failure to generate significant revenue from collaborations would increase our need to fund our operations through sales of securities and could limit financial resources available for investment in manufacturing capacity expansion.

If we are unable to purify heat shock proteins from some cancer types, we may have difficulty successfully initiating clinical trials in new indications or completing our clinical trials, and, even if we do successfully complete our clinical trials, the size of our potential market could decrease.

Our ability to successfully develop and commercialize Oncophage for a particular cancer type depends on our ability to purify heat shock proteins from that type of cancer. If we experience difficulties in purifying heat shock proteins for a sufficiently large number of patients in our clinical trials, it may lower the probability of a successful analysis of the data from these trials and, ultimately, the ability to obtain regulatory approval. For example, our inability to manufacture adequate amounts of Oncophage for approximately 30% of the patients randomized in the Oncophage treatment arm of the metastatic melanoma trial undermined the potential for the trial to meet its pre-specified clinical endpoints. To address this lower success rate for melanoma, we instituted an inhibitor process to avoid the breakdown of proteins. Subsequent to the implementation of this change, we successfully produced Oncophage for 18 of 23 patients, a success rate of approximately 78%, whereas previously we had produced Oncophage for 123 of 179 patients, a success rate of approximately 69%. The small sample size used subsequent to our process change may make the reported improvement in our manufacturing success unreliable as a predictor of future success.

We have successfully manufactured product for 100%, 10 of 10, of the patients randomized to treatment in our Phase 2 lung cancer trial and 95%, 21 of 22, of the patients randomized to treatment in our Phase 2 metastatic renal cell carcinoma trial. Based on our clinical trials to date, we have been able to manufacture Oncophage from 87% of the tumors delivered to our manufacturing facility; for non-metastatic renal cell carcinoma, 92%; for melanoma, 70%; for colorectal cancer, 98%; for gastric cancer, 81%; for lymphoma, 89%; for glioma, 76%; and for pancreatic cancer, 46%. The low rate for pancreatic cancer is due to the abundance of proteases in pancreatic tissue. Proteases are enzymes that break down proteins. These proteases may degrade the heat shock proteins during the purification process. We have made process development advances that have improved the manufacture of Oncophage from pancreatic tissue. In an expanded Phase 1 pancreatic cancer study, Oncophage was manufactured from five of five tumor samples (100%), bringing the aggregate success rate for this cancer type, which was previously 30%, to 46%.

We may encounter problems with other types of cancer as we expand our research. If we cannot overcome these problems, the number of cancer types that our heat shock protein product candidates could treat would be limited. In addition, if we commercialize our heat shock protein product candidates, we may not be able to replicate past manufacturing success rates and we may face claims from patients for whom we are unable to produce a vaccine.

Manufacturing problems may cause product launch delays and unanticipated costs.

If one of our product candidates or our licensees’ product candidates for which we maintain exclusive or primary manufacturing rights nears marketing approval or is approved for sale, we expect we would be required to manufacture substantially more than we have been required to manufacture for preclinical studies and clinical trials. We have no experience manufacturing products in commercial quantities, and we can provide no assurance that we will be able to do so successfully. We may experience higher manufacturing failure rates than we have in the past if and when we attempt to substantially increase production volume.

Currently, we manufacture Oncophage and AG-707 in our own manufacturing facility. Because Oncophage is a patient-specific biologic, it requires product characterization steps that are more onerous than those required for most chemical pharmaceuticals. Accordingly, we employ multiple steps to attempt to control the manufacturing processes. Minor deviations in these manufacturing processes could result in unacceptable changes in the vaccine and result in production failures. AG-707 is also a complex product requiring Good Manufacturing Practices (“GMP”), for the manufacture and release of a recombinant protein and a large number of peptides. In order to prepare additional AG-707 to support future clinical trials, we will have to manufacture or have manufactured these critical raw materials. In general, we have the right to elect to manufacture QS-21 and Aroplatin in our own manufacturing facility as well. If we choose to do so, the investment of substantial funds and the recruitment of qualified personnel would be required in order to build or lease and operate new manufacturing facilities. In order to continue to support QS-21 product candidates and Aroplatin development, apply for regulatory approvals, and commercialize these product candidates, we or our licensees or collaborators will need to develop, contract for, or otherwise arrange for the necessary manufacturing capabilities.

We currently rely upon and expect to continue to rely upon third parties, potentially including our collaborators, to produce materials required for product candidates, preclinical studies, clinical trials, and commercialization. A number of factors could cause production interruptions at our manufacturing facility or our contract manufacturers, including equipment malfunctions, labor or employment retention problems, natural disasters, power outages, terrorist activities, or disruptions in the operations of our suppliers. Alternatively, there is the possibility we may have excess manufacturing capacity if product candidates do not progress as planned.

There are a limited number of contract manufacturers that operate under the FDA’s GMP regulations that are capable of manufacturing our product candidates. If we are unable to do so ourselves or arrange for third-party manufacturing of these product candidates, or to do so on commercially reasonable terms, we may not be able to complete development of these product candidates or commercialize them ourselves or through our collaborative partners or licensees. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control and the possibility of termination or non-renewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

Manufacturing is also subject to extensive government regulation. Regulatory authorities must approve the facilities in which human healthcare products are produced. In addition, facilities are subject to ongoing inspections and minor changes in manufacturing processes may require additional regulatory approvals, either of which could cause us to incur significant additional costs and lose revenue.

If we fail to sustain and further build our intellectual property rights, competitors will be able to take advantage of our research and development efforts to develop competing products.

If we are not able to protect our proprietary technology, trade secrets, and know-how, our competitors may use our inventions to develop competing products. We currently have exclusive rights to 79 issued U.S. patents and 102 foreign patents. We also have rights to 21 pending U.S. patent applications and 109 pending foreign patent applications. However, we may not have patent coverage in all territories where we may pursue regulatory approval. In addition, our patents may not protect us against our competitors. Our patent positions, and those of other pharmaceutical and biotechnology companies, are generally uncertain and involve complex legal, scientific, and factual questions. The standards which the United States Patent and Trademark Office uses to grant patents, and the standards which courts use to interpret patents, are not always applied predictably or uniformly and can change, particularly as new technologies develop. Consequently, the level of protection, if any, that will be provided by our patents if we attempt to enforce them, and they are challenged, is uncertain. In addition, the type and extent of patent claims that will be issued to us in the future is uncertain. Any patents that are issued may not contain claims that permit us to stop competitors from using similar technology.

In addition to our patented technology, we also rely on unpatented technology, trade secrets, and confidential information. We may not be able to effectively protect our rights to this technology or information. Other parties may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We generally require each of our employees, consultants, collaborators, and certain contractors to execute a confidentiality agreement at the commencement of an employment, consulting, collaborative, or contractual relationship with us. However, these agreements may not provide effective protection of our technology or information, or in the event of unauthorized use or disclosure, they may not provide adequate remedies.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights, and we may be unable to protect our rights to, or use, our technology.

If we choose to go to court to stop someone else from using the inventions claimed in our patents, that individual or company has the right to ask a court to rule that our patents are invalid and should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of our patents. In addition, there is a risk that the court will decide that our patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of our patents is upheld, the court will refuse to stop the other party on the grounds that such other party’s activities do not infringe our patents.

We may not have rights under some patents or patent applications related to some of our existing and proposed products or processes. Third parties may own or control these patents and patent applications in the United States and abroad. Therefore, in some cases, such as those described below, in order to develop, use, manufacture, sell, or import some of our existing or proposed products, or develop or use some of our existing or proposed processes, we or our collaborators may choose to seek, or be required to seek, licenses under third-party patents issued in the United States and abroad, or those that might issue from United States and foreign patent applications. In such an event, we likely would be required to pay license fees or royalties or both to the licensor. If licenses are not available to us on acceptable terms, we or our collaborators may not be able to exploit these products or processes.

Furthermore, a third party may claim that we are using inventions covered by such third-party’s patents or other intellectual property rights and may go to court to stop us from engaging in our normal operations and activities. These lawsuits are expensive and would consume time and other resources. There is a risk that a court would decide that we are infringing the third-party’s patents and would order us to stop the activities covered by the patents. In addition, there is a risk that a court will order us to pay the other party substantial damages for having violated the other party’s patents. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We know of patents issued to third parties relating to heat shock proteins and alleviation of symptoms of cancer. We have reviewed these patents, and we believe, as to each claim in those patents, that we either do not infringe the claim, or that the claim is invalid. Moreover, patent holders sometimes send communications to a number of companies in related fields suggesting possible infringement, and we, like a number of biotechnology companies, have received such communications, including with respect to the third-party patents mentioned above, as well as communications alleging infringement of a patent relating to certain gel-fiberglass structures. If we are sued for patent infringement, we would need to demonstrate that our products either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, which we may not be able to do. Proving invalidity, in particular, is difficult, since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

Two patent applications licensed to us contain claims that are substantially the same as claims in a third-party patent relating to heat shock proteins. At our request, the United States Patent and Trademark Office declared an interference with this third-party patent, U.S. Patent No. 6,713,608 which we believe is owned by the Science & Technology Corporation @ UNM (University of New Mexico). The patentee failed to participate in the interference proceedings and the United States Patent and Trademark Office cancelled all of the claims of U.S. Patent No. 6,713,608.

On October 12, 2005, a third party filed a notice of opposition in the European Patent Office to European patent EP 0750513 B1 which has claims relating to AG-702/707 and to which we hold the exclusive license. On January 21, 2008, the opposition division of the European Patent Office issued its decision revoking the patent. This decision may be appealed by March 21, 2008, but there is no guarantee that we will do so.

We may become involved in expensive patent litigation or other proceedings, which could result in our incurring substantial costs and expenses or substantial liability for damages, or require us to stop our development and commercialization efforts.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. We may become a party to patent litigation or other proceedings regarding intellectual property rights. Interference proceedings before the United States Patent and Trademark Office may be necessary to establish which party was the first to invent a particular invention.

The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the cost of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If a patent litigation or other proceeding is resolved against us, we or our collaborators may be enjoined from using, manufacturing, selling, or importing our products or processes without a license from the other party, and we may be held liable for significant damages. We may not be able to obtain any required licenses on commercially acceptable terms or at all.

Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to enter into collaborations with other entities, obtain financing, or compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

Our patent protection for any compound or product that we seek to develop may be limited to a particular method of use or indication such that, if a third party were to obtain approval of the compound or product for use in another indication, we could be subject to competition arising from off-label use.

Although we generally seek the broadest patent protection available for our proprietary compounds, we may not be able to obtain patent protection for the actual composition of matter of any particular compound and may be limited to protecting a new method of use for the compound or otherwise restricted in our ability to prevent others from exploiting the compound. If we are unable to obtain patent protection for the actual composition of matter of any compound that we seek to develop and commercialize and must rely on method of use patent coverage, we would likely be unable to prevent others from manufacturing or marketing that compound for any use that is not protected by our patent rights. If a third-party were to receive marketing approval for the compound for another use, physicians might nevertheless prescribe it for indications that are not described in the product’s labeling or approved by the FDA or other regulatory authorities. Even if we have patent protection of the prescribed indication, as a practical matter, we likely would have little recourse as a result of this off-label use. In that event, our revenues from the commercialization of the compound would likely be adversely affected.

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are a party to various license agreements under which we receive the right to practice and use important third-party patent rights. We may enter into additional licenses in the future. Our existing licenses impose, and we expect future licenses will impose, various diligence, milestone payment, royalty, insurance, and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we might not be able to market any product that is covered by the licensed patents.

If we fail to retain the services of, and/or maintain positive relations with, key individuals and our employees, we may be unable to successfully develop our product candidates, conduct clinical trials, and obtain financing.

Garo H. Armen, Ph.D., the Chairman of our Board of Directors and our Chief Executive Officer, co-founded Antigenics in 1994 with Pramod K. Srivastava, Ph.D., and has been and continues to be integral to building the Company and developing our technology. If Dr. Armen severed his relationship with the Company, our business may be adversely impacted.

Effective December 1, 2005, the Company entered into an employment agreement (the “Agreement”) with Dr. Armen. Subject to the earlier termination as provided in the Agreement, the Agreement shall have an original term of one year and shall be automatically extended thereafter for successive terms of one year each, unless either party provides notice to the other at least ninety days prior to the expiration of the original or any extension term. Dr. Armen plays an important role in the day-to-day activities of the Company. We do not carry key employee insurance policies for Dr. Armen or any other employee.

Dr. Srivastava currently has a consulting agreement with Antigenics pursuant to which he is retained to provide advice and services to the Company from time to time. This agreement has an initial term ending March 31, 2010. However, the parties are in discussions regarding potential early termination. If the parties do not have a positive relationship, we could be adversely impacted.

We also rely greatly on employing and retaining other highly trained and experienced senior management and scientific and operations personnel. The competition for these and other qualified personnel in the biotechnology field is intense. In order to reduce our expenses, we have restructured the Company and reduced staffing levels. This has in many cases eliminated any redundancy in skills and capabilities in key areas. If we are not able to attract and retain qualified personnel, we may not be able to achieve our strategic and operational objectives.

We may face litigation that could result in substantial damages and may divert management’s time and attention from our business.

Antigenics, our Chairman and Chief Executive Officer, Garo H. Armen, Ph.D., and two investment banking firms that served as underwriters in our initial public offering have been named as defendants in a federal civil class action lawsuit. The suit alleges that the brokerage arms of the investment banking firms charged secret excessive commissions to certain of their customers in return for allocations of our stock in the offering. The suit also alleges that shares of our stock were allocated to certain of the investment banking firms’ customers based upon agreements by such customers to purchase additional shares of our stock in the secondary market. We submitted settlement papers with the Federal District Court for the Southern District of New York, which the court preliminarily approved in August 2005. The settlement remained subject to a number of conditions, including final court approval. In December 2006, the appellate court overturned the certification of classes in the six test cases that were selected by the underwriter defendants and plaintiffs in the coordinated proceedings. Class certification was one of the conditions of the settlement. Accordingly, on June 25, 2007, the court entered an order terminating the proposed settlement based on a stipulation among the parties to the settlement. It is uncertain whether there will be any revised or future settlement. To date, the plaintiffs have not asserted a specific amount of damages and, at this time, we cannot make a reliable estimate of possible loss, if any, related to this litigation. Regardless of the outcome, participation in this lawsuit diverts our management’s time and attention from our business and may result in our paying damages.

Antigenics and our Chairman and Chief Executive Officer were named as defendants in a purported shareholder class action complaint filed on June 16, 2006 in Federal District Court in New Mexico by Steven J. Tuckfelt on behalf of himself and all others similarly situated (the “Plaintiffs”). The complaint alleged that certain of our disclosures in connection with the conduct of the Oncophage Phase 3 renal cell carcinoma trial violated Sections 10(b) and 20(a) of the Securities Exchange Act. The complaint also included purported claims for breach of fiduciary duty. On March 14, 2007, the court dismissed the action without prejudice due to the Plaintiffs’ failure to prosecute the action. However, there is the possibility the case could be re-filed.

In addition, we are involved in other litigation and may become involved in additional litigation. Any such litigation could be expensive in terms of out-of-pocket costs and management time, and the outcome of any such litigation is uncertain.

Our directors and officers insurance policies provide $25.0 million annual aggregate coverage and $25.0 million per occurrence coverage. This limited insurance coverage may not be sufficient to cover us for future claims.

If we fail to obtain adequate levels of reimbursement for our product candidates, the commercial potential of our product candidates will be significantly limited.

In many of the markets where we or our collaborative partners would commercialize a product following regulatory approval, the prices of pharmaceutical products are subject to direct price controls by law and to drug reimbursement programs with varying price control mechanisms. Public and private health care payers control costs and influence drug pricing through a variety of mechanisms, including through negotiating discounts with the manufacturers and through the use of tiered formularies and other mechanisms that provide preferential access to certain drugs over others within a therapeutic class. Payers also set other criteria to govern the uses of a drug that will be deemed medically appropriate and therefore reimbursed or otherwise covered.

Sales of therapeutic and other pharmaceutical products are dependent in part on the availability of reimbursement to the physician or consumer from third-party payers, such as government or private insurance plans. Our profitability will depend on the extent to which government authorities, private health insurance providers, and other organizations provide reimbursement for the cost of our product candidates. Government and private third-party payers are increasingly challenging the prices charged for medical products and services, through class action litigation and otherwise, and increasingly attempt to limit and/or regulate the reimbursement for medical products. Many patients will not be capable of paying for our product candidates by themselves. Cost containment measures by third-parties may prevent us from becoming profitable.

It is not clear that public and private insurance programs will determine that Oncophage or our other product candidates come within a category of items and services covered by their insurance plans. Generally, in Russia, Europe, and other countries outside the U.S., government sponsored healthcare systems are the primary payers of healthcare costs and they may regulate reimbursement levels of our products to control costs. The reimbursement system in Russia is changing rapidly and has experienced serious funding and administrative problems for its state reimbursement program (known by the Russian acronym of DLO), which was established in January 2005 to provide free-of-charge prescriptions to low-income Russians. This has resulted in substantially delayed payments and in fewer drugs being covered under the system. In addition, the DLO is attempting to reduce costs by various means, including attempting to reduce coverage for drugs produced outside of Russia, as they tend to cost more than drugs produced in Russia. Therefore, even if we succeed in achieving marketing approval in Russia, reimbursement problems may prevent us from becoming profitable.

It is possible that there will be substantial delays in obtaining coverage of Oncophage or our other product candidates and that, if coverage is obtained, there may be significant restrictions on the circumstances in which there would be reimbursement. Where government or insurance coverage is available, there may be limits on the payment amount. Such limits could have a material adverse effect on sales of any of our product candidates that receive marketing approval. If we are unable to obtain or retain adequate levels of reimbursement from government or private health plans, our ability to sell Oncophage and our other potential products will be adversely affected.

Federal, state, and foreign governments continue to propose legislation designed to contain or reduce health care costs. Legislation and regulations affecting the pricing of our potential products may change further or be adopted before Oncophage or any of our other potential products are approved for marketing. Cost control initiatives by governments or third-party payers could decrease the price that we receive for any one or all of our potential products or increase patient coinsurance to a level that makes Oncophage and our other potential products under development unaffordable. In addition, government and private health plans persistently challenge the price and cost-effectiveness of therapeutic products. Accordingly, these third parties may ultimately not consider Oncophage or any or all of our other potential products under development to be cost-effective, which could result in products not being covered under their health plans or covered only at a lower price. Any of these initiatives or developments could prevent us from successfully marketing and selling any of our potential products. We are unable to predict what impact any future regulation or third-party payer initiatives relating to reimbursement for Oncophage or any of our other potential products will have on sales, if any of them are approved for sale.

Our sales, marketing, and commercial operations experience and resources are limited and need to be developed or acquired.

We have very limited experience and resources in marketing and selling pharmaceutical products or in running commercial operations. In addition, for our patient-specific heat shock protein product candidates, we will need to develop specialized commercial operations to manage patient-specific ordering, tracking, and control. There are few companies that have developed this expertise. We must either develop commercial operations and marketing capabilities and a sales force or enter into arrangements with third-parties to perform such operations and/or market and sell any of our product candidates that are approved by regulatory authorities. We do not know whether we will be able to enter into commercial operations or marketing and sales agreements with others on acceptable terms, if at all. We may not be able to successfully develop our own commercial operations capabilities or sales and marketing force for drug candidates for which we have retained or elect to retain marketing or co-promotion rights. As we develop our own commercial operations or marketing and sales capability, we may be competing with other companies that currently have experienced and well funded operations. Where we have licensed our products to third-party collaborators or licensees, we will be dependent on their commercial operations, sales and marketing expertise and resources, and any revenues we receive from those products will depend primarily on the sales and marketing efforts of others.

Product liability and other claims against us may reduce demand for our products and/or result in substantial damages.

We face an inherent risk of product liability exposure related to testing our product candidates in human clinical trials and will face even greater risks if we sell our product candidates commercially. An individual may bring a product liability claim against us if one of our product candidates causes, or merely appears to have caused, an injury. Product liability claims may result in:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial volunteers;

•	costs of related litigation; and

•	substantial monetary awards to plaintiffs.

We manufacture Oncophage from a patient’s cancer cells, and a medical professional must inject Oncophage into the patient from which it was manufactured. A patient may sue us if a hospital, a shipping company, or we fail to deliver the removed cancer tissue or that patient’s Oncophage. We anticipate that the logistics of shipping will become more complex if the number of patients we treat increases and it is possible that all shipments will not be made without incident. In addition, administration of Oncophage at a hospital poses risk of delivery to the wrong patient. Currently, we do not have insurance that covers loss of or damage to Oncophage, and we do not know whether insurance will be available to us at a reasonable price or at all. We have limited product liability coverage for clinical research use of product candidates. Our product liability policy provides $10.0 million aggregate coverage and $10.0 million per occurrence coverage. This limited insurance coverage may be insufficient to fully cover us for future claims.

If we do not comply with environmental laws and regulations, we may incur significant costs and potential disruption to our business.

We use hazardous, infectious, and radioactive materials, and recombinant DNA in our operations, which have the potential of being harmful to human health and safety or the environment. We store these hazardous (flammable, corrosive, toxic), infectious, and radioactive materials, and various wastes resulting from their use, at our facilities pending use and ultimate disposal. We are subject to a variety of federal, state, and local laws and regulations governing use, generation, storage, handling, and disposal of these materials. We may incur significant costs complying with both current and future environmental health and safety laws and regulations. In particular, we are subject to regulation by the Occupational Safety and Health Administration, the Environmental Protection Agency, the Drug Enforcement Agency, the Department of Transportation, the Centers for Disease Control and Prevention, the National Institutes of Health, the International Air Transportation Association, and various state and local agencies. At any time, one or more of the aforementioned agencies could adopt regulations that may affect our operations. We are also subject to regulation under the Toxic Substances Control Act and the Resource Conservation Development programs.

Although we believe that our current procedures and programs for handling, storage, and disposal of these materials comply with federal, state, and local laws and regulations, we cannot eliminate the risk of accidents involving contamination from these materials. Although we have limited pollution liability coverage ($2 million) and a workers’ compensation liability policy, we could be held liable for resulting damages in the event of an accident or accidental release, and such damages could be substantially in excess of any available insurance coverage and could substantially disrupt our business.

Our competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capability, and/or marketing expertise.

Our business may fail because we face intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of product candidates directed at cancer and infectious diseases. Several of these companies have products that utilize similar technologies and/or patient-specific medicine techniques, such as Dendreon’s Sipuleucel-T currently in Phase 3 trials for prostate cancer, Dendreon’s Lapuleucel-T currently in Phase 1 trials for ovarian, colorectal, and breast cancer, Northwest Biotherapeutics’ DCVax-Brain currently in a Phase 2 trial for brain cancer (they have indicated they plan to file a marketing authorization application in Switzerland), Nventa’s (formerly Stressgen) HspE7, which is currently in or has completed Phase 2 trials in human papillomavirus (HPV)-related diseases, such as internal genital warts, recurrent respiratory papillomatosis, and cervical dysplasia, AVAX’s AC Vaccine therapeutic platform vaccines, which are currently in clinical trials for melanoma and non-small cell lung cancer and approved for sale in Switzerland for melanoma, Vaccinogen’s OncoVax, currently approved for administration in the Netherlands, Switzerland, and Israel and in a Phase 3 trial in the U.S. for colon cancer, Liponova’s Reniale, which completed a Phase 3 trial in Germany for non-metastatic renal cell carcinoma and is expected to start a Phase 3 trial in the U.S. in 2008, Oxford BioMedica and its partner Sanofi-Aventis’ Trovax, which is in a Phase 3 trial for metastatic renal cell carcinoma, Vical’s Allovectin-7 with a special protocol assessment for a Phase 3 trial for metastatic melanoma, Favrille’s FavID currently in a Phase 3 trial for non-Hodgkin’s lymphoma (“NHL”), Accentia’s BiovaxID currently in a Phase 3 trial for NHL, Genitope’s MyVax currently in a Phase 3 trial for NHL, and Cell Genesys’ GVAX vaccines currently in trials for prostate cancer (Phase 3), acute myelogenous leukemia (AML) (Phase 1), pancreatic cancer (Phase 2), lung cancer (Phase 2), and myeloma (Phase 1). Patents have been issued in both the U.S. and Europe related to Nventa’s heat shock protein technology.

More specifically, if we receive regulatory approvals, some of our product candidates may compete with FDA-approved therapies such as interleukin-2 and interferon-alpha for renal cell carcinoma and melanoma, which have generated substantial sales over a number of years. In addition, the FDA has approved sorafenib, sunitinib, and temsirolimus for the treatment of patients with advanced renal cell carcinoma, or kidney cancer. Sorafenib and sunitinib are also being developed for non-metastatic renal cell carcinoma. Other companies’ product candidates, including Wilex AG’s Rencarex (WX-G250) and LipoNova’s Reniale, are also being developed for non-metastatic renal cell carcinoma, including in Phase 3 clinical trials. Our product candidates, such as Aroplatin, may compete with existing approved chemotherapies or other chemotherapies that are in development. Several other platinum therapies are in development for a variety of diseases, including GPC Biotech’s satraplatin for second-line hormone-refractory prostate cancer and Poniard Pharmaceuticals’ picoplatin, which is in Phase 2 and Phase 3 clinical trials. In addition, prior to regulatory approval, we may compete for access to patients with other products in clinical development, with products approved for use in the indications we are studying, or with off-label use of products in the indications we are studying. We anticipate that we will face increased competition in the future as new companies enter markets we seek to address and scientific developments surrounding immunotherapy and other traditional cancer therapies continue to accelerate.

Several other vaccine adjuvants are in development and could compete with QS-21 for inclusion in vaccines in development. These adjuvants include, but are not limited to, oligonucleotides, under development by Pfizer, Idera, Juvaris, and Dynavax, anti-CTLA-4 antibody, under development by Medarex, MF59 and SAF, under development by Novartis, and MPL, under development by GlaxoSmithKline. In addition, several companies, such as CSL Limited and Galenica, are developing saponin adjuvants, including synthetic formulations.

Additionally, many of our competitors, including large pharmaceutical companies, have greater financial and human resources and more experience than we do. Our competitors may:

•	commercialize their product candidates sooner than we commercialize our own;

•	develop safer or more effective therapeutic drugs or preventive vaccines and other therapeutic products;

•	implement more effective approaches to sales and marketing and capture some of our potential market share;

•	establish superior intellectual property positions;

•	discover technologies that may result in medical insights or breakthroughs, which render our drugs or vaccines obsolete, possibly before they generate any revenue; or

•	adversely affect our ability to recruit patients for our clinical trials.

Risks Related to our Common Stock

Our officers and directors may be able to block proposals for a change in control.

Antigenics Holdings L.L.C. is a holding company that owns shares of our common stock, and as of January 10, 2008, Antigenics Holdings L.L.C. controlled approximately 20% of our outstanding common stock. Due to this concentration of ownership, Antigenics Holdings L.L.C. may be able to prevail on all matters requiring a stockholder vote, including:

•	the election of directors;

•	the amendment of our organizational documents; or

•	the approval of a merger, sale of assets, or other major corporate transaction.

Our Chief Executive Officer directly and indirectly owns approximately 47% of Antigenics Holdings L.L.C. In addition, several of our directors and officers directly and indirectly own approximately 4.5% of our outstanding common stock.

The unaffiliated holders of certain convertible securities have the right to convert such securities into a substantial percentage of our outstanding common stock.

According to publicly filed documents, Mr. Brad M. Kelley beneficially owns 5,546,240 shares of our outstanding common stock and 31,620 shares of our series A convertible preferred stock. The shares of preferred stock are currently convertible at any time into 2,000,000 shares of common stock at an initial conversion price of $15.81, are non-voting, and carry a 2.5% annual dividend yield. If Mr. Kelley had converted all of the shares of preferred stock on January 10, 2008, he would have held approximately 13% of our outstanding common stock. We currently have a right of first refusal agreement with Mr. Kelley that provides us with limited rights to purchase certain of Mr. Kelley’s shares if he proposes to sell them to a third party.

Mr. Kelley’s substantial ownership position provides him with the ability to substantially influence the outcome of matters submitted to our stockholders for approval. Furthermore, collectively, Mr. Kelley and Antigenics Holdings L.L.C. control approximately 30% of our outstanding common stock as of January 10, 2008, providing substantial ability, if they vote in the same manner, to determine the outcome of matters submitted to a stockholder vote. If Mr. Kelley were to convert all of his preferred stock into common stock, the combined total would increase to 32%. Additional purchases of our common stock by Mr. Kelley also would increase both his own percentage of outstanding voting rights and the percentage combined with Antigenics Holdings L.L.C. While Mr. Kelley’s shares of preferred stock do not carry voting rights, the shares of common stock issuable upon conversion carry the same voting rights as other shares of common stock.

On October 30, 2006, we sold $25.0 million of our 2006 Notes to a group of institutional investors. These 2006 Notes, together with any interest paid in the form of additional 2006 Notes, are convertible into our common stock at an initial fixed conversion price of $3.50 per share at the option of the investors. On January 10, 2008, one holder of the 2006 Notes had holdings, which if totally converted into shares of our common stock, would result in this holder owning 6,262,979 shares. If such holder had exercised such conversion right on January 10, 2008, such holder would have owned approximately 10% of our outstanding common stock. However, the holder is limited to a 9.99% maximum percentage of ownership, in accordance with the terms of the 2006 Notes.

On September 10, 2007, we issued 10,000 shares of our new series B1 convertible preferred stock and 5,250 shares of our new series B2 convertible preferred stock to a single institutional investor. Shares of the series B1 convertible preferred stock permit the investor, within one year of the anniversary of closing, to purchase up to an additional $10.0 million of common shares at a purchase price equal to the lesser of $3.08 per share or a price calculated based on the then-prevailing price of our common stock minus $0.30 per share. Shares of the series B2 convertible preferred stock permit the investor to purchase common shares for consideration of up to 35 percent of the total dollar amount previously invested pursuant to the agreement with the investor, including conversions of the series B1 convertible preferred stock, at a purchase price equal to the lesser of $4.16 per common share or a price calculated based on the then-prevailing price of our common stock, and expire seven years from the date of issuance. The total number of shares of common stock issued or issuable to the holder of the class B convertible preferred stock cannot exceed 19.9% of our outstanding common stock.

While the 2006 Notes and the class B convertible preferred stock do not carry any voting rights, the common stock issuable upon conversions of such securities do carry the same voting rights as other shares of common stock. The ownership positions following any such conversions, along with any open market purchases by such holders, could provide the holders with the ability to substantially influence the outcome of matters submitted to our stockholders for approval.

Provisions in our organizational documents could prevent or frustrate attempts by stockholders to replace our current management.

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third-party to acquire us without consent of our Board of Directors. Our certificate of incorporation provides for a staggered board and removal of directors only for cause. Accordingly, stockholders may elect only a minority of our board at any annual meeting, which may have the effect of delaying or preventing changes in management. In addition, under our certificate of incorporation, our Board of Directors may issue additional shares of preferred stock and determine the terms of those shares of stock without any further action by our stockholders. Our issuance of additional preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby effect a change in the composition of our Board of Directors. Our certificate of incorporation also provides that our stockholders may not take action by written consent. Our bylaws require advance notice of stockholder proposals and director nominations and permit only our President or a majority of the Board of Directors to call a special stockholder meeting. These provisions may have the effect of preventing or hindering attempts by our stockholders to replace our current management. In addition, Delaware law prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the Board of Directors approves the transaction. Our Board of Directors may use this provision to prevent changes in our management. Also, under applicable Delaware law, our Board of Directors may adopt additional anti-takeover measures in the future.

Our stock has generally had low trading volume, and its public trading price has been volatile.

Between our initial public offering on February 4, 2000 and December 31, 2007, and for the year ended December 31, 2007, the closing price of our common stock has fluctuated between $1.38 and $52.63 per share and $1.57 and $4.43 per share, respectively, with an average daily trading volume for the year ended December 31, 2007 of approximately 461,000 shares. The market may experience significant price and volume fluctuations that are often unrelated to the operating performance of individual companies. In addition to general market volatility, many factors may have a significant adverse effect on the market price of our stock, including:

•	continuing operating losses, which we expect over the next several years as we continue our developmental activities;

•	announcements of decisions made by public officials;

•	results of our preclinical studies and clinical trials;

•	announcements of technological innovations, new commercial products, or progress toward commercialization by our competitors or peers;

•	developments concerning proprietary rights, including patent and litigation matters;

•	publicity regarding actual or potential results with respect to product candidates under development by us or by our competitors;

•	regulatory developments; and

•	quarterly fluctuations in our financial results.

The sale of a significant number of shares could cause the market price of our stock to decline.

The sale by us or the resale by stockholders of a significant number of shares of our common stock could cause the market price of our common stock to decline. As of December 31, 2007, we had approximately 47,552,000 shares of common stock outstanding. All of these shares are eligible for sale on the NASDAQ Global Market, although certain of the shares are subject to sales volume and other limitations. In addition, we have filed registration statements to permit the sale of 10,436,831 shares of common stock under our equity incentive plan and certain equity plans that we assumed in the acquisitions of Aquila Biopharmaceuticals, Inc. and Aronex Pharmaceuticals, Inc. We have also filed registration statements to permit the sale of 450,000 shares of common stock under our employee stock purchase plan, to permit the sale of 250,000 shares of common stock under our directors’ deferred compensation plan, and to permit the sale of 17,417,434 shares of common stock pursuant to the Securities Purchase Agreement dated January 9, 2008. The market price of our common stock may decrease based on the expectation of such sales.

As of December 31, 2007, options to purchase 6,783,792 shares of our common stock with a weighted average exercise price per share of $5.75 were outstanding. Many of these options are subject to vesting that generally occurs over a period of up to four years following the date of grant. As of December 31, 2007, we have 440,880 nonvested shares outstanding.

Because we are a relatively small public company, we believe we have been disproportionately negatively impacted by the Sarbanes-Oxley Act of 2002 and related regulations, which have increased our costs and required additional management resources.

The Sarbanes-Oxley Act of 2002, which became law in July 2002, has required changes in some of our corporate governance, securities disclosure, and compliance practices. In response to the requirements of that Act, the Securities and Exchange Commission (the “SEC”) and the NASDAQ have promulgated new rules and listing standards covering a variety of subjects. Compliance with these new rules and listing standards significantly increased our legal, financial, and accounting costs, which we expect to increase as we expand our operations. In addition, the requirements have taxed a significant amount of management’s and the Board of Directors’ time and resources. Likewise, we believe these developments have made it more difficult for us to attract and retain qualified members of our Board of Directors, particularly independent directors, or qualified executive officers. Because we are a relatively small public company, we believe we have been disproportionately negatively impacted by these changes in securities laws and regulations, which have increased our costs and required additional management resources.

Our internal control over financial reporting (as defined in Rules 13a-15 of the Securities Exchange Act) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all deficiencies or weaknesses in our financial reporting. While our management has concluded in our Annual Report on Form 10-K for the year ended December 31, 2006 that there were no material weaknesses in our internal control over financial reporting as of December 31, 2006, our procedures are subject to the risk that our controls may become inadequate because of changes in conditions or as a result of a deterioration in compliance with such procedures. No assurance is given that our procedures and processes for detecting weaknesses in our internal control over financial reporting will be effective.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements. Except for strictly historical information contained herein, matters discussed in this report constitute forward-looking statements. Generally, these statements can be identified by the use of terms like, “believe,” “expect,” “anticipate,” “plan,” “may,” “will,” “could,” “estimate,” “potential,” “opportunity,” “future,” “project,” and similar terms.

Forward-looking statements include, but are not limited to, statements about generating royalty revenue from QS-21 in the 2010 timeframe, our plans or timelines for performing and completing research, preclinical studies and clinical trials, timelines for releasing data from clinical trials, plans or timelines for initiating new clinical trials, expectations regarding research, preclinical studies, clinical trials and regulatory processes (including additional clinical studies for Oncophage in renal cell carcinoma and our application for marketing approval in Russia), expectations regarding test results, future product research and development activities, the expected effectiveness of therapeutic drugs, vaccines, and combinations in treating diseases, applicability of our heat shock protein technology to multiple cancers and infectious diseases, competitive position, plans for regulatory filings and meetings with regulatory authorities (including potential requests for meetings with the FDA regarding Oncophage clinical studies), the sufficiency of our clinical trials in renal cell carcinoma and melanoma, or subgroup analyses of data from these trials, to support a biologics license application or foreign marketing application for product approval, possible receipt of future regulatory approvals, the performance of collaborative partners in, and revenue expectations from, our strategic license and partnering collaborations, expected liquidity and cash needs, plans to commence, accelerate, decelerate, postpone, discontinue, or resume clinical programs, and reduction of our net cash burn (cash used in operating activities plus capital expenditures, debt repayments and dividend payments), plans for sales and marketing, implementation of corporate strategy, increased foreign currency exposure if we commercialize in Russia, and future financial performance.

These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, among others, that clinical trials may not demonstrate that our products are both safe and more effective than current standards of care; that the subgroup analyses of our Oncophage clinical trials do not predict survival or efficacy of the product in future studies or use of Oncophage; that we may be unable to obtain sufficient funding or the regulatory authorization necessary to conduct additional clinical trials; that we may not be able to enroll sufficient numbers of patients in our clinical trials; that we may be unable to obtain the regulatory review or approval necessary to commercialize our product candidates because regulatory agencies are not satisfied with our trial protocols or the results of our trials; that we may fail to adequately protect our intellectual property or that it is determined that we infringe on the intellectual property of others; our strategic licenses and partnering collaborations may not meet expectations; manufacturing problems may cause product development and launch delays and unanticipated costs; our ability to raise additional capital; our ability to attract and retain key employees; changes in financial markets, regulatory requirements, and geopolitical developments; the solvency of counter parties under material agreements, including subleases; general real estate risks; and the matters described under the heading “Risk Factors.”

USE OF PROCEEDS

The net proceeds from any disposition of the shares covered hereby would be received by the selling stockholders or their transferees. We would not receive any of the proceeds from any such sale of the common stock offered by this prospectus.

SELLING STOCKHOLDERS

We have prepared this prospectus to allow certain stockholders or their pledgees, donees, transferees, or other successors in interest, to sell, from time to time, up to 8,708,717 shares of our common stock which they have acquired in a private placement, and up to 8,708,717 shares of our common stock issuable upon the exercise of warrants which are held by the stockholders named below. Any such stockholders are referred to herein as “selling stockholders.”

All of the common stock offered by this prospectus may be offered by the selling stockholders for their own accounts. We would receive no proceeds from any such sale of these shares by the selling stockholders.

2008 Private Placement

In January of 2008, we completed a private placement that included (i) 8,708,717 shares of common stock, (ii) warrants to acquire up to 8,708,717 shares of common stock, and (iii) unit warrants, which, if exercisable due to a Triggering Event as that term is defined in the applicable warrant, permit a holder to acquire up to 8,708,717 shares of common stock and warrants to acquire up to an additional 8,708,717 shares of common stock. We raised a gross amount of approximately $26.1 million in the placement.

Each investor in the placement executed a Securities Purchase Agreement, and represented to us that they were accredited investors purchasing the securities for their own account. Investors participating in the placement received registration rights with respect to the shares, and this prospectus is part of the registration statement filed in satisfaction of our obligations.

The following table sets forth information with respect to our common stock known to us to be beneficially owned by the selling stockholders as of January 9, 2008, including shares obtainable under warrants, and being offered under this prospectus. To our knowledge, except as otherwise disclosed herein, each of the selling stockholders has sole voting and investment power over the common stock listed in the table below. Except as otherwise disclosed herein, no selling stockholder, to our knowledge, has had a material relationship with us during the three years immediately preceding the consummation of the placement, other than as an owner of our common stock or other securities.

	Beneficial Ownership of Common Stock Prior to the Offering (1)		Common Stock Saleable Pursuant to This Prospectus	Beneficial Ownership of Common Stock After the Offering (1)
Name of Selling Stockholder	Number of Shares	Percent of Class		Number of Shares	Percent of Class
Oracle Investment Management, Inc. (2)	3,433,334	5.3%	3,333,334	100,000	0.2%
Invus Public Equities, L.P. (3)(4)	6,866,666	10.5%	6,666,666	200,000	0.3%
Fidelity Select Portfolios: Biotechnology Portfolio (5)	3,096,000	4.7%	3,096,000	—	—
Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund (6)	904,000	1.4%	904,000	—	—
Garo H. Armen, Ph.D. (7)(8)	1,419,460	2.2%	1,084,100	335,360	0.5%
Armen Partners, LP (7)(9)	2,668,334	4.1%	2,333,334	335,000	0.5%

(1)	Assumes that all of the shares held by the selling stockholders covered by this prospectus are sold, and that the selling stockholders acquire no additional shares of common stock before the completion of this offering. However, as the selling stockholders can offer all, some, or none of their common stock, no definitive estimate can be given as to the number of shares that the selling stockholders will ultimately offer or sell under this prospectus.

(2)	Shares beneficially owned by Oracle Investment Management, Inc. include shares underlying warrants to purchase up to 1,666,667 shares of our common stock which may be exercised in whole or in part at any time and from time to time after July 9, 2008 and on or before January 9, 2018.

(3)	Shares beneficially owned by Invus Public Equities, L.P. include shares underlying warrants to purchase up to 3,333,333 shares of our common stock which may be exercised in whole or in part at any time and from time to time after July 9, 2008 and on or before January 9, 2018.

(4)	Invus Public Equities Advisors, LLC is the general partner to Invus Public Equities, L.P. Khalil Barrage is the portfolio manager and vice president of Invus Public Equities Advisors, LLC and in such capacity has voting, dispositive, and investment power of these shares.

(5)	Shares beneficially owned by Fidelity Select Portfolios: Biotechnology Portfolio include shares underlying warrants to purchase up to 1,548,000 shares of our common stock which may be exercised in whole or in part at any time and from time to time after July 9, 2008 and on or before January 9, 2018.

(6)	Shares beneficially owned by Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund include shares underlying warrants to purchase up to 452,000 shares of our common stock which may be exercised in whole or in part at any time and from time to time after July 9, 2008 and on or before January 9, 2018.

(7)	Garo H. Armen is the Chief Executive Officer of Antigenics and owns a controlling interest in Armen Partners, LP. Dr. Armen has a pecuniary interest in only a portion of the shares held by Armen Partners, LP and disclaims beneficial ownership except to the extent of his pecuniary interest therein. Dr. Armen is also the CEO, Chairman of the Board of Managers, and a member of Antigenics Holdings L.L.C. (“Holdings”) which, as of the date of this registration statement, owns 11,154,274 shares of our common stock. Dr. Armen has a pecuniary interest only in a portion of the shares held by Holdings and disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(8)	Shares beneficially owned by Garo H. Armen include shares underlying warrants to purchase up to 542,050 shares of our common stock which may be exercised in whole or in part at any time and from time to time after July 9, 2008 and on or before January 9, 2018.

(9)	Shares beneficially owned by Armen Partners, LP include shares underlying warrants to purchase up to 1,166,667 shares of our common stock which may be exercised in whole or in part at any time and from time to time after July 9, 2008 and on or before January 9, 2018.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein include donees, pledgees, transferees, or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution, or other transfer, may, from time to time, sell, transfer, or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the effective date of the registration statement of which this prospectus is a part;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; or

•	a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 (the “Securities Act”) amending the list of selling stockholders to include the pledgee, transferee, or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with any sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from any sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We would not receive any of the proceeds from any such sale.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in this prospectus, a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 (the “Securities Exchange Act”) may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed to pay all expenses in connection with the registration statement, of which this prospectus constitutes a part, including the fees and expenses of counsel or other advisors to the selling stockholders, but not any underwriting discounts, concessions, commissions or fees of the selling stockholders, or any fees and expenses of counsel or other advisors to the selling stockholders.

We have agreed with the selling stockholders to keep the registration statement effective until the earliest of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement, (2) the date on which the shares may be sold without volume limitations by non-affiliates pursuant to Rule 144 of the Securities Act, or (3) eleven years after the registration statement becomes effective.

LEGAL MATTERS

The validity of the issuance of the securities offered hereby has been passed upon for us by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of Antigenics Inc. as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the consolidated financial statements refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment, effective January 1, 2006.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. These documents are on file with the SEC under the file number 000-29089. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus is part of a registration statement on Form S-3 filed by us with the SEC. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement. For further information about us and the common stock offered by this prospectus we refer you to the registration statement and its exhibits and schedules which may be obtained as described above.

The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until this offering is completed, including all filings made after the date of this initial registration statement and prior to its effectiveness. We hereby incorporate by reference the documents listed below (File No. 000-29089).

•	our annual report on Form 10-K for the fiscal year ended December 31, 2006 filed on March 16, 2007;

•

our current reports on Form 8-K filed on February 21, 2007, February 26, 2007, March 14, 2007, May 22, 2007, June 11, 2007, June 26, 2007, July 25, 2007, September 5, 2007, September 10, 2007, December 19, 2007 and January 11, 2008;

•

our quarterly reports on Form 10-Q for the quarter ended March 31, 2007 filed May 10, 2007, the quarter ended June 30, 2007 filed August 9, 2007, and the quarter ended September 30, 2007 filed November 14, 2007;

•	our proxy statement on Schedule 14A filed with the SEC on April 27, 2007; and

•

the description of our common stock contained in our registration statements on Forms 8-A filed under the Securities Exchange Act on January 24, 2000, including any amendment or reports filed for the purpose of updating such descriptions.

Each person to whom a prospectus is delivered will receive a copy of all of the information that has been incorporated by reference in this prospectus but not delivered with the prospectus. You may obtain copies of these filings, at no cost, through the “Investor Relations” section of our website (www.antigenics.com), and you may request copies of these filings, at no cost, by writing or telephoning us at:

Antigenics Inc.

Attention: Secretary

162 Fifth Avenue, Suite 900

New York, New York 10010

Telephone: (212) 994-8200

The information contained on our website is not a part of this prospectus.

FEBRUARY 15, 2008

PROSPECTUS

Common Stock

17,417,434 Shares of Common Stock